UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

NVE Corporation

(Name of Issuer)

Common Stock (par value $0.01)

(Title of Class of Securities)

629445206

(CUSIP Number)

Lawrence A. Oberman

Trigran Investments, Inc.

630 Dundee Road

Suite 230

Northbrook, IL 60062

847-656-1640

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 23, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒ **

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This Schedule 13D represents an initial filing for Trigran Investments L.P. which, at the time of the previous filings on Schedule 13G by Reporting Persons Trigran Investments, Inc., Douglas Granat, Lawrence A. Oberman and Steven G. Simon, beneficially owned less than 5% of the class of Common Stock, and for Bradley F. Simon, who, at the time of the previous filings on Schedule 13G by Reporting Persons Trigran Investments, Inc., Douglas Granat, Lawrence A. Oberman and Steven G. Simon, was not deemed the beneficial owner of the shares reported herein.

CUSIP No. 629445206

1.	Names of Reporting Persons Trigran Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 406,643

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 406,643

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 406,643

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
Approximately 8.4% as of May 23, 2013 (based on 4,862,436 shares of Common Stock issued and outstanding as of April 26, 2013, per NVE Corporation Form 10-K dated May 1, 2013).

14.	Type of Reporting Person (See Instructions) IA/CO

CUSIP No. 629445206

1.	Names of Reporting Persons Trigran Investments, L.P.(1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 248,302

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 248,302

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 248,302

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
Approximately 5.1% as of May 23, 2013 (based on 4,862,436 shares of Common Stock issued and outstanding as of April 26, 2013, per NVE Corporation Form 10-K dated May 1, 2013).

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D represents an initial filing for Trigran Investments L.P. which, at the time of the previous filings on Schedule 13G by Reporting Persons Trigran Investments, Inc., Douglas Granat, Lawrence A. Oberman and Steven G. Simon, beneficially owned less than 5% of the class of Common Stock.

CUSIP No. 629445206

1.	Names of Reporting Persons Douglas Granat

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 406,643

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 406,643

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 406,643

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
Approximately 8.4% as of May 23, 2013 (based on 4,862,436 shares of Common Stock issued and outstanding as of April 26, 2013, per NVE Corporation Form 10-K dated May 1, 2013).

14.	Type of Reporting Person (See Instructions) IN/HC

CUSIP No. 629445206

1.	Names of Reporting Persons Lawrence A. Oberman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 406,643

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 406,643

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 406,643

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
Approximately 8.4% as of May 23, 2013 (based on 4,862,436 shares of Common Stock issued and outstanding as of April 26, 2013, per NVE Corporation Form 10-K dated May 1, 2013).

14.	Type of Reporting Person (See Instructions) IN/HC

CUSIP No. 629445206

1.	Names of Reporting Persons Steven G. Simon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 406,643

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 406,643

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 406,643

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
Approximately 8.4% as of May 23, 2013 (based on 4,862,436 shares of Common Stock issued and outstanding as of April 26, 2013, per NVE Corporation Form 10-K dated May 1, 2013).

14.	Type of Reporting Person (See Instructions) IN/HC

CUSIP No. 629445206

1.	Names of Reporting Persons Bradley F. Simon(2)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 406,643

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 406,643

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 406,643

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
Approximately 8.4% as of May 23, 2013 (based on 4,862,436 shares of Common Stock issued and outstanding as of April 26, 2013, per NVE Corporation Form 10-K dated May 1, 2013).

14.	Type of Reporting Person (See Instructions) IN/HC

(2) This Schedule 13D represents an initial filing for Bradley F. Simon who, at the time of the previous filings on Schedule 13G by Reporting Persons Trigran Investments, Inc., Douglas Granat, Lawrence A. Oberman and Steven G. Simon, was not deemed the beneficial owner of the shares reported herein.

CUSIP No. 629445206

Item 1.  Security and Issuer

This statement relates to shares of the Common Stock (par value $0.01) (the “Common Stock”) of NVE Corporation (the “Issuer”), whose principal executive offices are located at 11409 Valley View Road, Eden Prairie, Minnesota 55344.

Item 2.  Identity and Background

(a) Name of Person Filing

(b) Address of Principal Business Office or, if none, Residence

(f) Citizenship

Trigran Investments, Inc.

630 Dundee Road, Suite 230

Northbrook, Illinois 60062

Illinois company

Trigran Investments, L.P.

630 Dundee Road, Suite 230

Northbrook, Illinois 60062

Illinois limited partnership

Douglas Granat

630 Dundee Road, Suite 230

Northbrook, Illinois 60062

U.S. Citizen

Lawrence A. Oberman

630 Dundee Road, Suite 230

Northbrook, Illinois 60062

U.S. Citizen

Steven G. Simon

630 Dundee Road, Suite 230

Northbrook, Illinois 60062

U.S. Citizen

Bradley F. Simon

630 Dundee Road, Suite 230

Northbrook, Illinois 60062

U.S. Citizen

(c)  Trigran Investments, Inc. is the investment manager to and general partner of Trigran Investments, L.P. (“L.P.”)  and Trigran Investments, L.P. II (“L.P.II”) (collectively, the “Funds”), each of which is a private investment limited partnership, and the investment manager to a limited number of separate managed accounts (each a “Managed Account” and collectively the “Managed Accounts”).  Douglas Granat, Lawrence A. Oberman, Steven G. Simon and Bradley F. Simon are the controlling shareholders and/or sole directors of Trigran Investments, Inc. and thus may be considered the beneficial owners of the Common Stock beneficially owned by Trigran Investments, Inc.  Each of the Reporting Persons disclaims beneficial ownership of the Common Stock except to the extent of its pecuniary interest therein.

(d)-(e)  None of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

Funds for the purchase of the Common Stock were derived from the working investment capital of the Funds and the Managed Accounts. A total of $711,275.27 was paid to acquire the Common Stock purchased on May 23, 2013, as follows: Trigran Investments, L.P. acquired 8,483 shares of Common Stock at a total cost of $434,119.13; Trigran Investments, L.P. II acquired 4,917 shares of Common Stock at a total cost of $251,641.14 and the Managed Accounts acquired 500 shares of Common Stock at a total

CUSIP No. 629445206

cost of $25,515.00.

A total of $14,515,839.34 was paid to acquire all of the shares of Common Stock reported herein (including the shares acquired on May 23, 2013) as follows: Trigran Investments, L.P. acquired 248,302 shares of Common Stock at a total cost of $8,712,471.51; Trigran Investments, L.P. II acquired 144,415 shares of Common Stock at a total cost of $5,124,714.71 and the Managed Accounts acquired 13,926 shares of Common Stock at a total cost of $678,653.12.

The Common Stock was acquired in the ordinary course of the Funds’ and Managed Accounts’ business and is held by each of the foregoing in separate accounts maintained for each of them by their respective prime brokers.  While the Funds’ and Managed Accounts’ agreements with their respective prime brokers permit such prime brokers to extend margin credit to the Funds and Managed Accounts as and when required to open or carry positions in the accounts, subject to applicable federal margin regulations, stock exchange rules and the prime broker’s credit policies, none of the Funds or Managed Accounts purchased any of the shares of Common Stock on margin.

Item 4. Purpose of Transaction

The Common Stock has been acquired for investment in the ordinary course of the Reporting Persons’ investment activities and has not been acquired with any purpose of, or with the effect of, changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.  Reporting Persons Trigran Investments, Inc., Douglas Granat, Lawrence A. Oberman and Steven G. Simon have previously filed Schedules 13G with regard to their holdings of securities of the Issuer.

The Reporting Persons have been patient shareholders of the Issuer for almost six years and have generally been pleased with management’s ability to control expenses and generate substantial free cash flow. However, as the amount of cash on the Issuer’s balance sheet has grown significantly over time without the Issuer engaging in any type of capital allocation program for the benefit of shareholders, the Reporting Persons have become increasingly frustrated with the current Board of Directors due to their lack of action.  The Reporting Persons have had general discussions with the Issuer’s Chief Executive Officer about the Issuer’s lack of a capital allocation strategy on numerous occasions over the recent past; however, recent attempts to discuss the topic with the Board of Directors have been met with resistance.  The Reporting Persons believe the Issuer’s current cash balance is well in excess of what is needed to run the business and have recently attempted to convey this to the Board of Directors.  The Reporting Persons would like to have an open discussion with members of the Board of Directors about the best method to deploy the Issuer’s excess cash to increase shareholder value.  The Reporting Persons also might seek to engage in discussions with other shareholders of the Issuer regarding a capital allocation strategy that will best benefit the shareholders of the Issuer.

Notwithstanding the foregoing, the Reporting Persons currently continue to hold the Common Stock for investment in the ordinary course of their investment activities and have not acquired and do not hold the Common Stock with any purpose of, or with the effect of, acquiring, changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.  However, out of an abundance of caution, the Reporting Persons have determined it to be appropriate to file this report on Schedule 13D.  The Reporting Persons may in the future determine to purchase more Common Stock and/or dispose of Common Stock in the ordinary course of their investment activities, as market and other conditions dictate.

Item 5.   Interest in Securities of the Issuer

(a)-(b)  Incorporated by reference to Items (7) - (11) and (13) of the cover page relating to each Reporting Person.

CUSIP No. 629445206

(c)           In the sixty days prior to the date of filing of this Schedule 13D, the Reporting Persons purchased shares of the Issuer’s Common Stock in open market transactions.  A list of those transactions is provided below.  Other than as described herein, no Reporting Person and, to the best of each Reporting Person’s knowledge, no executive officer or director of such Reporting Person, has engaged in any transaction during the past 60 days in any shares of the Issuer’s Common Stock.

Transaction Date	Number of Shares Purchased	Price per share
4/08/2013	326	54.05
4/08/2013	100	54.15
4/10/2013*	819	54.02
4/10/2013	700	54.02
4/12/2013*	144	53.75
4/15/2013*	2000	53.09
4/18/2013*	1000	52.09
5/02/2013*	866	51.00
5/02/2013*	600	50.93
5/03/2013*	3034	51.29
5/03/2013*	632	51.27
5/03/2013	1766	51.30
5/03/2013	368	51.29
5/07/2013*	406	51.09
5/08/2013*	105	52.57
5/14/2013*	3850	51.51
5/14/2013	150	51.60
5/20/2013*	403	51.14
5/20/2013	233	51.16
5/22/2013*	1329	50.90
5/22/2013	771	50.90
5/23/2013*	7533	51.20
5/23/2013*	950	51.02
5/23/2013	4367	51.20
5/23/2013	550	51.03
5/23/2013	500	51.03

* This transaction was for Reporting Person Trigran Investments, L.P.

(d)           Owners of certain Managed Accounts have or may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities of the Issuer held in those accounts. No such account has such power with respect to more than five percent of the class of securities to which this Schedule 13D relates.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Joint Filing Agreement

On May 28, 2013, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1.

Item 7.   Material to be Filed as Exhibits

Exhibit 99.1 — Joint Filing Agreement

CUSIP No. 629445206

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 28th day of May, 2013

TRIGRAN INVESTMENTS, INC.

/s/ Lawrence A. Oberman
Lawrence A. Oberman
Executive Vice President and Director

TRIGRAN INVESTMENTS, L.P.

/s/ Lawrence A. Oberman
Lawrence A. Oberman
Executive Vice President and Director of Trigran Investments, Inc., the General Partner of Trigran Investments, L.P.

TRIGRAN INVESTMENTS, L.P. II

/s/ Lawrence A. Oberman
Lawrence A. Oberman
Executive Vice President and Director of Trigran Investments, Inc., the General Partner of Trigran Investments, L.P. II

/s/ Lawrence A. Oberman
Lawrence A. Oberman

/s/ Douglas Granat
Douglas Granat

/s/ Steven G. Simon
Steven G. Simon

/s/ Bradley F. Simon
Bradley F. Simon